6900 PASEO PADRE PARKWAY

FREMONT, CA 94555

U.S.A.

TEL 510-713-7300

FAX 510-574-4020

June 26, 2009

Mail Stop 4561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:

Maryse Mills-Apenteng
Special Counsel

Michael F. Johnson
Attorney

Re:

Network Equipment Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 19, 2009
File No. 001-10255

Dear Ms. Mills-Apenteng and Mr. Johnson:

Network Equipment Technologies, Inc. (the “Company”) is submitting this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated June 25, 2009, relating to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy”). We have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.  We have enclosed with this letter a copy of the revised Preliminary Proxy, as filed today, marked against the Preliminary Proxy originally filed on June 19, 2009.

1.

Please disclose whether you presently have any plans to make grants under the 2008 Equity Incentive Plan or whether such grants are determinable. If you do have the present intention to make any specific grants, revise your disclosure to provide the information required by Items l0(a)(2) and 10(b)(2) of Schedule 14A. If not, please provide a representation to that effect. Refer to Item 10 of Schedule l4A. For further guidance, see Interpretations 25-40 of the Compliance and Disclosure Interpretations of the Proxy Rules and Schedule 14A available on our website at
http://www.sec.gov/interps/telephone/cftelinterps_proxyrules-sch14a.pdf.

We have revised the disclosure under Proposal No. 3 to include a statement that we have no present intention to make any specific grants, other than automatic grants to non-employee directors as previously disclosed in the Preliminary Proxy.  We have also inserted a table under Proposal No. 5 to show the individual grants that would be made under the 2008 Equity Incentive Plan to the Company’s officers and directors, assuming approval of the proposed Officer & Director Option Exchange and full participation therein.

2.

We note that you intend to effect a change in the ratio at which stock awards (other than stock options or stock appreciation rights) are counted from 1.5: I to 1.25:1. Please expand your discussion in this regard to explain the purpose and effect of this change.

We have expanded the discussion to explain the purpose and effect of the change in the ratio.

Other Matters

The Company acknowledges that

•

it is responsible for the adequacy and accuracy of the disclosure in its filings;

•

the Staff’s comments and changes in the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to any filing by the Company; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions or comments to be delivered via facsimile, we would request that you send them to me, with a copy to Timothy G. Hoxie of Jones Day, at the numbers below:

Fax for Frank Slattery (Network Equipment Technologies):

(510) 574-4020

Fax for Timothy G. Hoxie (Jones Day, LLC):

(415) 626-3939

My direct dial telephone number is (510) 574-3033.  Thank you for your assistance.

Very truly yours,

/s/ FRANK SLATTERY

Frank Slattery
General Counsel
Network Equipment Technologies, Inc.